Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following transcript is from an investor conference call hosted by Freescale Semiconductor, Ltd. (the “Company”) and NXP Semiconductors N.V. (“NXP”) on March 2, 2015, in connection with the proposed business combination between the Company and NXP.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 which is available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, NXP plans to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of the Company and a prospectus of NXP. The Company will mail the prospectus/proxy statement to its shareholders. INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014. Information regarding NXP’s directors and executive officers is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014 and in its Form 6-K furnished to the SEC on May 20, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint prospectus/proxy statement when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

2

MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

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EDITED TRANSCRIPT

NXPI—NXP and Freescale Announce USD 40 Billion Merger - Call

EVENT DATE/TIME: MARCH 02, 2015 / 12:00PM GMT

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

MARCH 02, 2015 / 12:00PM, NXPI—NXP and Freescale Announce USD 40 Billion Merger—Call

CORPORATE PARTICIPANTS

Jeff Palmer NXP Semiconductors NV—VP IR

Rick Clemmer NXP Semiconductors NV—President & CEO

Gregg Lowe Freescale Semiconductor Ltd—President & CEO

CONFERENCE CALL PARTICIPANTS

Peter Kelly NXP Semiconductors NV—EVP & CFO

Blayne Curtis Barclays—Analyst

C.J. Muse Evercore ISI—Analyst

Stacy Rasgon Sanford C. Bernstein—Analyst

William Stein Suntrust Robinson Humphrey—Analyst

Vivek Arya BofA Merrill Lynch—Analyst

Vijay Rakesh Sterne, Agee & Leach—Analyst

Craig Hettenbach Morgan Stanley—Analyst

James Covello Goldman Sachs—Analyst

J. Steven Smigie Raymond James—Analyst

Mark Lipacis Jefferies—Analyst

Gabriel Ho BMO Capital Markets—Analyst

Christopher Rolland FBR Capital Markets—Analyst

Erik Rasmussen Stifel, Nicolaus & Company—Analyst

Harlan Sur JPMorgan—Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the NXP and Freescale announced $40 billion merger conference call. My name is Alison and I will be your operator for today. (Operator Instructions). I’d now like to turn the call over to Mr. Jeff Palmer, Vice President in Investor Relations, NXP. Please proceed, sir.

Jeff Palmer—NXP Semiconductors NV—VP IR

Thank you, Alison, and good morning, everyone. We thank you for joining us on this call at such short notice. If you’ve not obtained the copy of the joint press release announcing the transformative merger between NXP and Freescale, it can be found on both companies’ websites under the Investor Relations sections.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

Today we are very excited to discuss the merger between NXP and Freescale. With us on the call today is Rick Clemmer, NXP’s President and CEO; Gregg Lowe, Freescale’s President and CEO; Peter Kelly, NXP’s CFO; Dan Durn, Freescale’s CFO; and Mitch Haws, Freescale’s VP of Global Communication and Investor Relations.

In addition to the press release, we have posted on our Investor Relations website a supplemental presentation, which we will use as a reference during our call today. This call is being recorded and will be available for replay on our corporate website.

This call will include forward-looking statements and involve risks and uncertainties that could cause NXP’s results to differ materially from management’s current expectations. The risks and uncertainties include, but are not limited to, statements regarding the macroeconomic impact on the specific end markets in which both companies operate, the sale of new and existing products and our expectations for future financial results.

Please be reminded NXP undertakes no obligation to revise or update publicly any forward-looking statement.

We also advise investors to read the registration statement and other relevant documents when they become available, and investors may obtain the registration statement and other filed documents for free at the SEC website.

For a full disclosure on forward-looking statements and other legends for communication of private filing of the registration, please refer to our press release.

Additionally, during our call today we will make reference to certain non-GAAP financial measures which exclude the impact of purchase price accounting, restructuring, stock-based compensation, impairment and other charges that are driven primarily by discrete events that management does not consider to be directly related to NXP’s underlying core operating performance.

Now I’d like to turn the call to Rick.

Rick Clemmer—NXP Semiconductors NV—President & CEO

Thanks, Jeff, and good morning, everyone. We are glad you could join us with such short notice. During my prepared remarks I’ll refer to the slide deck provided along with the press release found on our website.

So if you turn to page 3, let me first begin by saying that we are very, very excited today to announce the merger with Freescale.

We believe both of our companies are strategically aligned. Both have very similar cultural values of innovation and both continue to raise the bar to achieve success. I think it’s fair to say, using our terminology, both companies have a customer-focused passion to win.

Freescale is a highly respected provider of automotive, analog and processing solutions, with a long and illustrious history of innovation spanning over 50 years.

The company has evolved as a market leader providing a broad portfolio of unique automotive solutions. It has successfully built a leading general purpose microcontroller business, as well as a leader in high-performance enterprise computing.

Before I continue let me hand it over to Gregg, the President and CEO of Freescale, for a moment to offer his thoughts on the merger.

Gregg Lowe—Freescale Semiconductor Ltd—President & CEO

Thanks, Rick, and thank you all for your interest in Freescale and NXP. This combination is very exciting to me. The two companies have very complementary product portfolios and end-market exposure and this will enable us to offer better and more complete solutions to our customers.

And the two companies are coming together from positions of strength and success. Both companies gained share in each of the last two years and have made significant improvements in their earnings power. The two companies are firing on all cylinders and this combination will only make us better.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

Rick Clemmer—NXP Semiconductors NV—President & CEO

Thanks, Gregg. Now back to slide 3.

The combination is strategically very compelling, with an opportunity for strong financial results. It accelerates NXP’s existing and very successful strategy to become the clear market leader to provide solutions to address the secure connections for the smarter world.

The combination creates a very strong company, which can offer the broadest portfolio of high-value high performance mixed signal products. The merger creates an HPMS market leader with 2014 revenue greater than $10 billion.

As a result of the merger, the combined Company will be the number 1 automotive semiconductor supplier and will be the number 1 general purpose microcontroller supplier.

Looking at the financial benefit, the deal is compelling and immediately accretive to non-GAAP EPS in the first full year. We see a clear path to the $0.5 billion of cost synergies. I’ll let Peter discuss the financial details in just moment but, to be clear, the merged Company will generate substantially higher amounts of free cash flow.

Now if we could move to slide 4.

The combination represents an outstanding strategic fit with clear benefits to both companies’ stakeholders.

Within the automotive market, the combined Company is able to address an even wider scope of solutions for our mutual customers. There is no functional product overlap, with both companies being viewed as strategic thought leaders in their individual areas of expertise.

In the short term, we will continue to benefit with the secular trend of increasing semiconductor content in the automotive market. The trend has a positive effect on both companies’ portfolio of products.

Longer term, the merged Company is superbly positioned to become the thought leader in the emerging areas of secure cars and advanced driver assistance systems to facilitate smarter driving.

Within the security and connectivity market, there is a significant benefit due to the merger. We will have the ability to leverage our deep intellectual property knowhow and industry-leading positions in security and connectivity, combined with Freescale’s broad-based general purpose MCU and analog portfolio, to provide leading application solutions.

In terms of our go-to-market strategy, we will be able to address a very broad and diverse customer base. The market reach will be very complementary, as both companies have regional areas of expertise.

There is an immediate benefit to cross sell the existing portfolio of products, providing a more complete solution, as well as continue to develop thought leadership with many of the market leaders in the emerging Internet of Things sector or, as we prefer to call it, the Smarter World.

In summary, the merger is consistent and supports our strategy to grow revenue at least 1.5 times faster than the overall semiconductor market, while delivering superior profitability.

Now I’ll turn the call over to Peter to discuss the financial aspects of the transaction.

Peter Kelly—NXP Semiconductors NV—EVP & CFO

Thanks, Rick. Good morning to everyone on the call. If you move to slide 5, I’ll take you through some of the details.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

The transaction value is a joint enterprise value of just over $40 billion. The consideration is structured as a combination of both NXP shares and cash. And the fact that a significant chunk, in fact most of it, is in equity is a very significant point.

The share component is based on a fixed exchange rate of 0.3521 shares of NXP stock for each share of Freescale stock and this translates to approximately 115 million shares, or approximately a $9.8 billion amount, based on the closing price of NXP shares on Friday, February 27.

The cash component provides $6.25 per share of Freescale stock, or approximately $2 billion, and we’ll provide funding for this at close via $1 billion from the NXP balance sheet and $1 billion in new debt financing.

At close, the Freescale shareholders will own just below 32% of the combined company.

The transaction has been unanimously approved by the Board of Directors of both companies and we expect the deal to close in the second half of 2015, pending normal regulatory approvals in the various jurisdictions.

So with that, I’ll pass the call back to Rick.

Rick Clemmer—NXP Semiconductors NV—President & CEO

Thanks, Peter. Now if you can turn to slide 6.

The transaction doubles the served HPMS market we can address, even netting out the small overlap between the two companies. What is clear is that the new NXP will become the fourth largest global semiconductor company, excluding the various memory vendors.

As I mentioned previously, we’ve become the number 1 global automotive semiconductor supplier and the number 1 general purpose, broad-based MCU supplier. On a mix-adjusted basis, our strategically important HPMS products become about 87% of the new Company, further reducing the cyclical influences on our business.

Now if you could turn to slide 7, please.

The transaction establishes the new NXP as the number 1 automotive semiconductor vendor. We will be able to offer the broadest portfolio of products, with clear leadership in several areas. NXP brings market leadership in car entertainment, in-vehicle networking and secure keyless entry. And Freescale brings key leadership in other key areas.

Another area we’re very excited about is how the combined Company can jointly develop synergistic growth opportunities in the area of the secure car, advanced driver assistance and can cooperate more fully in car entertainment.

Now if you could move to slide 8, please.

Consistent with our strategy of delivering secure connections for a smarter world, the combination of NXP and Freescale creates a leader in the general purpose MCU products, offering the broadest portfolio of MCU families, best-in-class applications expertise and the strongest set of customer relationships across the fast growth industrial and Internet of Things verticals.

The outstanding strategic fit of NXP security with the combined microcontroller portfolio positions the combined Company to deliver the most innovative solutions for the next generation of secure, connected intelligent devices.

We see strong opportunities and synergies from increasing the pull through and cross selling of products from both companies to provide solutions focused on the applications that we think will be leading the future.

So with that, operator, maybe we can turn it over for questions.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Blayne Curtis, Barclays.

Blayne Curtis—Barclays—Analyst

(technical difficulty) on the deal. Maybe first question, when you look at your business on relative market share, I was wondering if you could just go through Freescale’s business, how it stacks up on relative market share. You talked about the leadership in autos and MCUs. And also you may have too much relative market share in the high performance area. I’d like your thoughts there. Thanks.

Rick Clemmer—NXP Semiconductors NV—President & CEO

I think the key is we feel the bid, strategically, is very complementary. We think it improves the true leadership position that we’re focused on. As you know, our terminology of relative market share of wanting to be at least 50% larger than the number 2 player is an objective.

We think that the combination positions us extremely well to be able to drive those solutions that will make a difference for the customers, as we move to really the connected world. And with most people talking about the number of devices being connected by 2020 in the 40 billion to 50 billion range, from the 4 billion or 5 billion range today, there’s significant growth opportunity beyond smartphones and tablets.

And the combination really brings the ability to address the computing and processing portion of that overall Internet of Things very strongly.

So, as we talk about that, that we talk about it from [syncing], processing, connecting and security. Obviously, the strength of the security position we have fits very nicely with the processing capability of Freescale, in a combined connecting basis in syncing basis that will be able to move us forward.

The only area that we have that has significant product overlap is in our HPRF area, to serve the power amplifier market. So in the agreement we have committed that we will dispose of the NXP HPRF business. And, specifically, we’re doing that because that’s under our control. We can start that immediately.

We actually have some discussions with a couple of companies associated with it so that we can facilitate and accelerate the regulatory approval by not having the conflict associated with this specific product segment.

So I don’t think it will be a significant factor in the process, but it’s the only area of significant product overlap that creates any concern. I’ll let Gregg make some comments as well.

Gregg Lowe—Freescale Semiconductor Ltd—President & CEO

Just real quick on the original question of relative market share. Well, we don’t use that terminology. Certainly, the terminology share gains has been foremost in our mind at Freescale. The employees of the Company have had goals associated with growing revenue faster than the market since I came on board 2.5 years ago.

And so the concept of delivering innovative products that customers really like, that get designed in faster and so, therefore, enable you to grow top line faster than the market is totally aligned inside of Freescale.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

Rick Clemmer—NXP Semiconductors NV—President & CEO

And if I could just add, the one thing about this is the strength of two companies that are performing quite well coming together at a time to really be able to position a strong outlook in the future and bring us an applications focus in bases that will be able to address the customers’ requirements moving forward beyond the next couple of years.

Blayne Curtis—Barclays—Analyst

Great, thanks. And then if I could ask one for Peter on the synergies. It said cost synergies, so I just want to make sure — I think you mentioned there will be revenue synergies with the deal down the road, but those numbers $200 million and $500 million bake any of that in. And then if you could break it out between COGs or — versus OpEx, that would be helpful. Thanks.

Peter Kelly—NXP Semiconductors NV—EVP & CFO

It is cost synergies. We wouldn’t really expect significant revenue synergies until about 2017.

Of the $500 million, probably about 20% or so is COG synergies. I’d say, generally, all of these synergies are going to be in administrative and support or from our ability to negotiate better deals for the overall Company.

So $200 million next year, a roadmap to $500 million on costs, with — basically, all being in support and admin and better negotiated costs.

Blayne Curtis—Barclays—Analyst

Okay. Thanks, guys.

Operator

Ross Seymore, Deutsche Bank.

Unidentified Participant

This is [Jihan] calling in for Ross. Could you talk about plans for deleveraging over time?

Peter Kelly—NXP Semiconductors NV—EVP & CFO

At the time we closed the deal, we think our net debt to EBITDA will be about 3 times. And we would think within six quarters we would be back below or back to 2 times net debt to trailing 12 months’ EBITDA.

So the new entity just will generate a very, very significant amount of cash and allow us to de-lever quite quickly.

Rick Clemmer—NXP Semiconductors NV—President & CEO

I think it’s important to point out, as we’ve talked about the opportunity for M&A, as we moved below 2 times annualized EBITDA a little over a year ago, what we’d said is that we’d be happy to take on some additional debt at the time of a transaction, so long as we felt very comfortable we could be back below 2 times annualized EBITDA within five or six quarters.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

So this meets that requirement and something that we’re really excited about; the opportunity to make a significantly game changing consolidation and still be back below 2 times annualized EBITDA within six quarters.

Unidentified Participant

Thank you. And Rick or Peter, how should we think about long-term margin targets for the combined Company?

Peter Kelly—NXP Semiconductors NV—EVP & CFO

I think you need to give us a chance to close the deal. But where I’d start, if I was you, is you have a view of Freescale on standalone, you have a view of NXP standalone. And we’ve said you’ll see an additional $200 million of cost synergies next year and then a roadmap to $500 million. So you should be able to come up with some reasonable numbers yourself.

Once we’ve closed, probably within a quarter or two, we’ll run an Analyst Day and update you on what we think the models should be in a more exact form.

Rick Clemmer—NXP Semiconductors NV—President & CEO

But the real key is it’s going to drive a significant amount of cash, as Peter talked about earlier. So that’s really the power of the combination and ability to see a significant step up in our EBITDA performance going forward.

Operator

B.J. Muse, Evercore ISI.

C.J. Muse—Evercore ISI—Analyst

Congrats on the deal. I guess, first question [clearly is] Rick, you brought out a great team here from Freescale today. How should we be thinking about how you’re going to run the Company here? (multiple speakers)

Rick Clemmer—NXP Semiconductors NV—President & CEO

So I think we’ll be going through that over a period of time. The key is, we think that the automotive portfolios are very complementary and fit together very nicely. So we’ll work through the details associated with that.

And then the ability to really think about the general purpose microcontroller space in giving the key fundamental technology associated with the security and connectivity will be a key element as well.

So we’re excited about the team at Freescale and look forward to how we can bring the two teams together to really make an extremely powerful industry-leading management team; to just make it even more powerful than it already has been in both cases, as industry leading.

C.J. Muse—Evercore ISI—Analyst

I guess the question was more aligned to Gregg and the (inaudible) team. How do they fit into how you’re going to run the Company?

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

Gregg Lowe—Freescale Semiconductor Ltd—President & CEO

What I would say is, right now, our focus is on two things. One is continuing to drive the standalone results, where we’re not closed yet and we’ve got another, at least, couple of quarters before we do that. So we want to keep the momentum very, very strong, top-line revenue growth, margin expansion.

And then, in the meantime, putting together an integration plan. We’re going to kick that off this week, Friday, with Rick and his team visiting Austin. So we’ll kick that off, so that on day one we’re going to hit the ground running as a combined entity.

C.J. Muse—Evercore ISI—Analyst

Sounds great. And then, as a follow up, can you talk a little bit about, I guess, tax strategy here? So, one, what the combined tax will look like pro forma?

And then, secondly, as we think about you paying down debt and/or refinancing Freescale’s debt, are there any restrictions as part of your tax strategy that would encumber your ability to be aggressive in terms of either buying back or refinancing debt?

Peter Kelly—NXP Semiconductors NV—EVP & CFO

There are no restrictions from a tax perspective. I just want to make sure I understood your question. It was really related in terms of the impact of our tax strategy on our buybacks or debt refinancing. Is that correct?

C.J. Muse—Evercore ISI—Analyst

No. So one was, what would be the long-term tax rate for the combined entity? Will it be the 12% (multiple speakers) —?

Peter Kelly—NXP Semiconductors NV—EVP & CFO

So in terms of long-term tax rate, again I think you’ve got to give us a chance to do our planning and close. So for the moment, if I was you, I’d take whatever you’ve been assuming for Freescale and whatever you’ve been assuming for NXP. And, in reality, that means for the next three or four years we’re both paying relatively low amounts of cash taxes and we’re not moving to a corporate rate.

As we do our integration plan, we’ll work out what’s the most effective tax structure for the Company overall. We will certainly be no worse off than we are today.

C.J. Muse—Evercore ISI—Analyst

Great. Thanks so much, guys, and congrats again.

Operator

Stacy Rasgon, Bernstein.

Stacy Rasgon—Sanford C. Bernstein—Analyst

First, I had a question on the manufacturing footprints. Are there any plans to rationalize where you’re actually doing your internal manufacturing? And is that even possible, given the heavy automotive concentration that you have and the difficulties there in moving products, given qualification?

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

Rick Clemmer—NXP Semiconductors NV—President & CEO

So the cost synergies do not assume any plant closures at all. If you look at the plants in both companies, they’re operating at relatively high levels of utilization. So we don’t really see a huge opportunity for plant closures and being able to drive any of the cost savings.

There’ll be some manufacturing cost savings from the benefits of scale and being a larger buying power and presence, but we don’t see any specific plant closures that we could do, or certainly need to do, at this point in time.

Stacy Rasgon—Sanford C. Bernstein—Analyst

Got it. That’s helpful. In terms of the cost savings, do you expect the entire, I guess, eventually $500 million to fall through? Would there be any plans to reinvest any of that savings for growth?

Rick Clemmer—NXP Semiconductors NV—President & CEO

I think we feel very good about the investments that both companies are making. We think that we’re making adequate investments for where our focus is. As we talked about at NXP, as we had the opportunity to improve our cost of goods, don’t plan on it falling all the way through to the bottom line as we have some R&D investments that we would like to make.

So that’s a factor that’s in the background, but I think you can assume that both companies feel like we’re adequately investing in R&D and that we have a huge opportunity that we’ll be serving with the combined entity associated with it.

Stacy Rasgon—Sanford C. Bernstein—Analyst

Got it. Thank you. If I could squeeze in just one more really quick. Are there any specific areas where you expect to have some regulatory challenges when the [transaction] (technical difficulty) is closed? Any geographies or areas?

Rick Clemmer—NXP Semiconductors NV—President & CEO

I don’t think geographies per se. The RF power business, as we talked about, we think would be a regulatory issue, because if you look at Freescale’s leadership combined with our position in RF power, we are a significant factor in the market.

So what we said in the announcement is that NXP, the old NXP, will sell its RF power business before the closing to ensure that we can facilitate the approval of the regulatory process.

Stacy Rasgon—Sanford C. Bernstein—Analyst

Got it. But no anticipated issues in any geographies. Thank you.

Rick Clemmer—NXP Semiconductors NV—President & CEO

Don’t think there will be.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

Stacy Rasgon—Sanford C. Bernstein—Analyst

Got it. Thank you very much, guys.

Operator

William Stein, Suntrust.

William Stein—Suntrust Robinson Humphrey—Analyst

Congratulations on the transaction. I’m wondering if we can dig into the revenue opportunity for a second. I’m hoping to hear you elaborate a little bit on the cross-selling opportunity that you see in the near term.

And then, also, long-term NXP offered quite an optimistic or bullish view on its long-term revenue growth opportunity as a standalone Company. Do you think that either accelerates or moderates with Freescale as part of the Company?

Rick Clemmer—NXP Semiconductors NV—President & CEO

As we’ve known through the due diligence, I think both teams, Freescale as well as NXP, were quite excited about some of the opportunities on an overall product revenue viewpoint.

And certainly over the long term, from the growth rate that we have set from an NXP viewpoint, we don’t see that doing anything but being increased. But we obviously need to work through the details before we change any adjustments associated with those growth rates.

I’ll just give you one simple example. You know you’ve heard us talk about on the car radio platform the DSP and silicon tuner, where we’re the technology provider — NXP is the technology provider of choice for 27 of the 28 platforms.

If you look at that, there’s an opportunity on the ASP processor side, where Freescale’s been very successful as well, but we have the opportunity to bring the combination of the technologies together to really have a solution that’s very beneficial for the customers. It makes it much more seamless for them, easier to be able to bring it to the market and really take advantage of the benefits of the combined technologies.

So that’s just one example of where we see some real strength, which clearly would happen in the aftermarket relatively soon, and in a little bit longer period of time with OEMs.

But we see all kinds of other areas to be able to drive security across the portfolio, the current Freescale product portfolio; whether it’s a combination of security with the microcontroller side, or a combination of securing the car, which is one of the things that has gotten a lot of attention recently, with Senator Markey from Massachusetts actually asking the question to automotive companies about how they can secure their cars.

So the ability to bring the technologies together with the former NXP security capability, combined with the strong position Freescale has, really makes it a powerful combination to address that concern.

Gregg Lowe—Freescale Semiconductor Ltd—President & CEO

On a broader level, we spent a significant amount of time, obviously, understanding each other’s portfolios and so forth. But at the top level, if you look at the SAM, the served available market, that each of us are going after, the overlap on the SAM was less than 10%.

So it’s really a case of very, very complementary portfolios and, I think, a strong ability for us to offer more complete solutions to our customers.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

William Stein—Suntrust Robinson Humphrey—Analyst

That’s helpful. And if I could follow up with one on the cost side, and it starts with capital allocation. Rick and Peter, I assume that the capital allocation strategy shifts a bit, near term, to address the debt. So should we expect buybacks to abate in the near term and either have the Company build cash or pay down debt?

And then are part of the cost synergies that you talked about, $200 million first year, $500 million in the future, is any of that coming from interest expense savings? Thank you.

Peter Kelly—NXP Semiconductors NV—EVP & CFO

So yes, we will suspend our buybacks until we get to a level of net debt to trailing 12 months’ EBITDA of 2 times for the combined Company. So in the short term you’ll see us build some cash up until close, and then we’ll apply that cash.

And the answer to the second question is no, we’ve not assumed any synergies on interest rates. So if the debt markets were to be in good shape by the time we close, then there is a possibility to see some interest rate improvements for the Company. But we’ve not assumed that at the moment.

William Stein—Suntrust Robinson Humphrey—Analyst

Thank you.

Operator

Vivek Arya, Bank of America.

Vivek Arya—BofA Merrill Lynch—Analyst

(technical difficulty) announcement. A lot of good questions have been asked and answered. Just, Rick, I just wanted to understand how competitive was this process, because Freescale was in the news in terms of M&A possibilities. So were there other bidders? Are there still other potential bidders that we should be aware about?

Rick Clemmer—NXP Semiconductors NV—President & CEO

I’d rather not get into the details on that. The merger agreement is filed and is publicly available, so you can take a look at that. I just point you to that for any more details.

Jeff Palmer—NXP Semiconductors NV—VP IR

I think the real key thing is the existing Freescale shareholders get the opportunity to really participate in this significant value-creation combination on the combined Company basis. And so I think in our discussions with Greg and his Board, they’re very excited about the opportunity for real value creation associated with the combination and look forward to being able to participate in that.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

Rick Clemmer—NXP Semiconductors NV—President & CEO

And maybe just to add on to that, I think this is going to be a good combination for shareholders. It’s a good combination for customers. It’s a good combination for the employee teams of each of the companies.

Vivek Arya—BofA Merrill Lynch—Analyst

Okay. And then, Rick, as I look at your many years at NXP, you have always been very diligent about de-emphasizing areas that were not living up to your growth or profitability metrics.

At first glance, do you see any areas at Freescale that fit that where they’re either not growing that well or are just not going to be able to get to your profit metric? I understand it’s early in the process, but are there those kind of opportunities over and beyond just the cost synergies that you have laid out?

Rick Clemmer—NXP Semiconductors NV—President & CEO

We like the portfolio at Freescale. We think it’s very complementary. We think there’s a excellent fit. We think that maybe there’s an opportunity to even accelerate some of the margin targets that Greg and Dan have been establishing and working towards.

But no, we think the product fit itself is very complementary and really a great fit. And really the only benefit associated with that, and it’s incremental, will be just the acceleration of achieving some of the margin targets that have already been established and communicated.

Peter Kelly—NXP Semiconductors NV—EVP & CFO

I think the other thing as well, I know when I’ve talked to you in the past I’ve said whenever we’ve looked at potential partners we’ve never found anyone who looks truly gorgeous. You see one-third of it is fantastic, one-third of it’s okay and one-third of it is really ugly.

And we think Freescale is just a really gorgeous acquisition, so the fit is phenomenal. So we’re really, really excited and happy about this.

Vivek Arya—BofA Merrill Lynch—Analyst

Thanks, then. Thank you. Congratulations again, guys.

Operator

Vijay Rakesh, Sterne.

Vijay Rakesh—Sterne, Agee & Leach—Analyst

Congratulations on the merger. Just on the high- performance RF side, what portion of revenues was it, as you look at 2014?

Rick Clemmer—NXP Semiconductors NV—President & CEO

I’m sorry, ask the question — I didn’t understand. It came across garbled as you asked the question.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

Vijay Rakesh—Sterne, Agee & Leach—Analyst

The higher-performance RF side, the one that you need to divest from the NXPI side, what portion of revenues would that be for 2014?

Rick Clemmer—NXP Semiconductors NV—President & CEO

For last year it was under 10% of total NXP revenue.

Vijay Rakesh—Sterne, Agee & Leach—Analyst

Got it. And here, as you look at the merger going forward, are there any breakup fees? And what are the — are there any go-shopping clauses there? Thanks.

Rick Clemmer—NXP Semiconductors NV—President & CEO

The details will be revealed as the merger agreement gets filed, so I think we should just leave it to that to be able to address the details.

Vijay Rakesh—Sterne, Agee & Leach—Analyst

Thanks, guys.

Operator

Craig Hettenbach, Morgan Stanley.

Craig Hettenbach—Morgan Stanley—Analyst

A follow-up question on the automotive. You mentioned leveraging and potentially cross selling with Freescale’s ASPs processors. Anything stand out from a geographic perspective in terms of where you can leverage each company’s respective strengths?

Rick Clemmer—NXP Semiconductors NV—President & CEO

I think there is. I think the real area that both companies have not been as successful in the past is in Japan, where I think we’ve been both making good strides, good progress associated with it. You’ve heard me talk about in the past where [Dinslow] made us the strategic supplier, with relatively very low revenue shipments, actually, at the time that they did that.

So we are excited about the opportunity and we actually think that bringing organizations together will allow us more focus in being able to address the market in Japan. Clearly, when you look at the combination and the capital structure associated with it, it will be a very compelling supplier that will be able to be world-class in meeting the requirements of our customers, including those in Japan.

Gregg Lowe—Freescale Semiconductor Ltd—President & CEO

Yes, I would amplify that. I think both companies have done a lot of work getting design wins and working with the customers over there. And, as I had mentioned in our earnings call, our last earnings call, Freescale’s revenue in Japan, or to the Japanese auto market, grew by 22% year on year in 2014 over 2013, which is really great, but it’s still a low-single-digit share.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

And so great momentum. The combination is going to accelerate that momentum and a huge amount of opportunity for us to have a share level like we have in the rest of the world.

Craig Hettenbach—Morgan Stanley—Analyst

Got it, thanks. As a follow up, focusing on the distribution channel, Rick, I know for standard [products] one of the things you’ve discussed is the presence at but also forward in distribution. Freescale has also been increasing their presence in distribution.

So, as a combined entity, what your thoughts are in terms of the implications of your channel strategy and your presence.

Rick Clemmer—NXP Semiconductors NV—President & CEO

I think it just makes us a stronger company and a stronger partner with our distribution partners. I already got some emails from the leadership of our partners, really excited about the opportunity created and how we can work together to even grow faster.

Craig Hettenbach—Morgan Stanley—Analyst

Got it, thank you.

Operator

James Covello, Goldman Sachs.

James Covello—Goldman Sachs—Analyst

I guess first question is really for Gregg. Gregg, understanding that the Freescale shareholders will participate in the significant value creation from here, I guess it’s a question of the starting point from which those investors get to participate.

It seems like NXPI gets a tremendous asset here at just above the market price. Could you talk a little bit about how the valuation was contemplated as part of the transaction?

Gregg Lowe—Freescale Semiconductor Ltd—President & CEO

Well, I don’t think I’ll go through all the details. What I’d say is this merger is a really great opportunity for the shareholders of both companies. We both get to participate in the combined upsize and both companies have been performing very well over the last couple of years.

So I think it’s one of these unique opportunities where two very successful companies are getting together and I think are going to give both our shareholders an opportunity to enjoy an amplification of that success in the future.

James Covello—Goldman Sachs—Analyst

Okay. And then, Rick, congratulations on a great transaction here. Relative to the standard products business, does anything about this combined entity change your views on the importance of standard products as a part of historical NXPI going forward? Thank you.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

Rick Clemmer—NXP Semiconductors NV—President & CEO

No, Jim, I think it is what it is. So it was around 22%, 23% of our revenue last year for standard products. With the combined combination this becomes 12% or 13%, so a smaller share of our total revenue.

But you’ll know that we’ve always talked about our focus being on our HPMS business and that’s where we expect to see the continued growth in excess of the market as well as margins that are much superior than what we can achieve in standard products, even though the NXP standard products business is the best-performing standard products business in the world from a margin basis, and actually a growth basis as well.

But, no, it really doesn’t change anything about it at all. Our focus is on HPMS and the combination really allows us to bring a combination of technology that will be even more compelling than what we were in a position to do before that.

James Covello—Goldman Sachs—Analyst

Okay, guys. Thank you very much. Congratulations, again.

Operator

Steve Smigie, Raymond James.

J. Steven Smigie—Raymond James—Analyst

Congratulations. I was hoping you could comment a little bit more on the $500 million in savings. Obviously it’s early in the process. Do you guys feel you’re being somewhat conservative with that? So as you get later into that, if you see better opportunities, is there room for upside to that $500 million?

Peter Kelly—NXP Semiconductors NV—EVP & CFO

Well, we think at the moment that $500 million is the best number we could give you. Obviously if there’s upside we would not object to taking that upside but I’d stick with the $500 million, if I was you, for the moment.

Rick Clemmer—NXP Semiconductors NV—President & CEO

Yes, I think the key thing is out further in time we think there are some real compelling opportunities from revenue synergies in addition to the cost synergies, but that’s going to be further out in time as we can bring the technology together for our customers.

J. Steven Smigie—Raymond James—Analyst

And a follow-up question was, I’m going to go back and some others touched on this, but even at Analyst Day you guys were talking a little bit about identifying businesses that you felt weren’t number 1 in line with your strategy and maybe divesting them or doing something with those.

So are there opportunities here, as you look at the combined entity, to maybe find pieces to spin out to other folks and use that cash to maybe bring something else in?

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

Peter Kelly—NXP Semiconductors NV—EVP & CFO

I think we said something slightly different. We said our strategy is for our businesses is to be number 1 and if they’re not, they’re not going to last very long within the Company. And, as I pointed out before, I think we’re more than comfortable with the portfolio that Freescale has. It complements our portfolio extremely well.

But who knows how people perform over the next five or 10 years.? Our security business grew — it probably grew significantly above our expectations versus what we thought four or five years ago. But nice fit. Our ambition is to outgrow the market by at least 50% and we expect all of our businesses to perform to the highest possible levels.

Rick Clemmer—NXP Semiconductors NV—President & CEO

I think we just can’t talk enough about how excited we are with the opportunity, the ability to bring the technology together from both companies and really what that does for our customers in being able to drive a more complete solution, a more complete application that will really be meaningful for our customers. So I think that’s really the key takeaway associated with it.

J. Steven Smigie—Raymond James—Analyst

Thank you.

Operator

Mark Lipacis, Jefferies.

Mark Lipacis—Jefferies—Analyst

I didn’t catch if you mentioned this but the $500 million cost synergy bogie, is that a two-year bogie or is that a five-year bogie?

Peter Kelly—NXP Semiconductors NV—EVP & CFO

Well, we didn’t say, actually. We said $200 million for next year but we’ll do it as fast as we can.

Mark Lipacis—Jefferies—Analyst

Thank you. That’s all I had. Congrats on the merger.

Operator

Ambrish Srivastava, BMO Capital Markets.

Gabriel Ho—BMO Capital Markets—Analyst

This is Gabriel Ho calling in for Ambrish. I think I just have a question on the Freescale side. It has a checkered past, both on the margin front and the top line. Basically it’s had little or no growth over the last three years on a three-year [data] basis.

How does the top line fit — I mean the top line of NXP, particularly on HPMS where you were able to show significant revenue growth?

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

Gregg Lowe—Freescale Semiconductor Ltd—President & CEO

I’m not sure where you got your data but the facts are we’ve gained share in 2013. Over 2012 we grew 6%; the market grew 2%. We gained share in 2014. Over 2013 we grew about 11%; the market grew about 6% plus or minus a little bit.

So Freescale’s top line has actually outperformed the market in each of the last two years and we’ve seen 800 basis points of margin improvement over that period of time.

Jeff Palmer—NXP Semiconductors NV—VP IR

Gabriel, do you have a follow up?

Gabriel Ho—BMO Capital Markets—Analyst

No, I think that’s all I have. Thanks.

Operator

John Vinh, Pacific Crest.

Unidentified Participant

This is Kevin on behalf of John. Most of my questions have been answered already; just a couple of housekeeping ones. First of all, for that $200 million cost synergies for the first year after the merger closed, is that the target for the run rate? Or that’s the total cost synergy what you guys want to achieve in the first full year?

And then second of all, do you guys talk about interest rates for the $1 billion of new debt you guys have taken out?

Peter Kelly—NXP Semiconductors NV—EVP & CFO

The $200 million is an amount for the full year. It’s not a run-rate amount. But we do expect ultimately to get to a run rate of $500 million a year.

And no, we don’t know what the interest rate of the $1 billion of new debt might be. As we get closer to actually doing the issuance we’ll know that number.

Unidentified Participant

Okay. Thank you.

Operator

Christopher Rolland, FBR Capital Markets.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

Christopher Rolland—FBR Capital Markets—Analyst

Congrats on the deal, guys, and forgive me if this has been asked. I think you did answer a question on the top-line 10% growth guidance that you guys had. But does that also apply after the merger to the bottom-line target of 20% until 2018 once you guys hit cruising altitude here on the synergies?

Peter Kelly—NXP Semiconductors NV—EVP & CFO

I think there’s a couple of things. One is for the moment all I would do is, if I was you, is I’d take what your expectations for Freescale were and what your expectations for NXP were and I’d add $200 million worth of cost synergies for 2016. And, as I said, we have a clear roadmap to $500 million.

Once we’ve closed we’ll revise our model and tell you exactly what the various numbers should be, but we certainly don’t think this damages us in any way. We think it strengthens the Company and it gives us great opportunities for the future.

Rick Clemmer—NXP Semiconductors NV—President & CEO

But with the compound growth rate of earnings that you talked about, obviously this will be incremental to that.

Christopher Rolland—FBR Capital Markets—Analyst

Yes, excellent. Thanks. And then how is the combined segment revenue reporting going to look like?

Rick Clemmer—NXP Semiconductors NV—President & CEO

(multiple speakers) We’ll determine that after the closing. (laughter)

Christopher Rolland—FBR Capital Markets—Analyst

Thanks, guys. Congrats.

Operator

Erik Rasmussen, Stifel.

Erik Rasmussen—Stifel, Nicolaus & Company—Analyst

My congrats on the deal. Just real quick on the cash flow, I know you guys talked about the significant level of cash flow generation but Freescale’s free cash flow is only about 10% of revenue last [time at the] yearend. And I think it was around 20% for NXP. Is the goal to get Freescale to that 20% level? And, if so, when? Thank you and that’s all.

Peter Kelly—NXP Semiconductors NV—EVP & CFO

Once we’ve closed and we’ve done some work we’ll give you a model. But I think you can do some simple math now just working out what are your estimates for NXP? What are your estimates for Freescale? And you add in the synergies and you get to some pretty big numbers pretty quickly. But we’ll revise the model after we’ve closed the deal.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

Erik Rasmussen—Stifel, Nicolaus & Company—Analyst

Thanks so much.

Operator

Harlan Sur, JPMorgan.

Harlan Sur—JPMorgan—Analyst

Congratulations to both sides on this deal. Question for Rick, the Freescale team has built a pretty solid position within the processor segment of the market; comms processors, multi-core processors, big digital SOC chips. It’s been a good business for Freescale. How do you think about this part of the portfolio, as it is quite different relative to the analog mix signal and MCU focus of NXP?

Rick Clemmer—NXP Semiconductors NV—President & CEO

It is. At NXP we’ve been trying to move off of the technology treadmill. And clearly to be able to be successful in the network processor side you’re going to be much more in the line with advanced technology.

I guess, in the due diligence and the discussions we’ve had, we’ve been very pleased with the success that Freescale’s been able to accomplish in really moving their portfolio more to multi-core basis and maintaining their position with key customers.

So we’re quite excited about the position they have in the leadership position in that they’ve been able to reinvigorate, I guess, would be the best term on that side. And so we look forward to working with them on that.

As we went through the diligence, at a very limited level obviously at this point in time, we’re excited about the opportunity. And while it’s not as direct strategic fit as the rest of it and a little bit like standard products from a NXP viewpoint, we think that it’s still very complementary and fits together nicely with the overall message going forward.

Harlan Sur—JPMorgan—Analyst

Good to hear. And then when we think about the development infrastructure, NXP, Freescale systems level focus, software focus, anything that the Freescale team was doing from an R&D perspective, Rick, that you can leverage?

Rick Clemmer—NXP Semiconductors NV—President & CEO

A lot. I think it’s broad based. It’s more about what we can do together. I think Gregg and his team have been looking at how they can bring more security to the processing side. And, clearly, we can do that very rapidly being associated with it. And that’s both on the Internet of Things market as well as in the automotive markets.

So I think the fit is just so complementary and the opportunity so significant, it’s really why both of us and all of our teams are very, very excited about the opportunity to move forward together.

Harlan Sur—JPMorgan—Analyst

Great. Thanks and congratulations again.

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MARCH 02, 2015 / 12:00PM, NXPI - NXP and Freescale Announce USD 40 Billion Merger - Call

Jeff Palmer—NXP Semiconductors NV—VP IR

(multiple speakers) I think that was our last caller. I’d like to maybe pass it to Rick for any closing remarks you’d like to make today.

Rick Clemmer—NXP Semiconductors NV—President & CEO

Thanks again for joining us here with short notice. It happens with these kind of things. I can’t just emphasize enough about how excited we are about the opportunity to work together.

And when you think about the combination with moving NXP from last year roughly number 14 in the semiconductor ranking, and Freescale number 18 in the semiconductor ranking, to actually moving up to the fourth largest semiconductor company, with a growth rate that’s really in top tier associated with that, is really the exciting thing for us.

But it’s all about the customer and the ability to bring solutions that will be more powerful for our customers and add much more value.

For the employees I think the opportunity to work together with a true opportunity to even expand our presence and drive success associated with it is what it’s all about.

So we’re very excited across the board with all stakeholders and think that it really is a game-changing combination to really drive a power house in the semiconductor industry.

Jeff Palmer—NXP Semiconductors NV—VP IR

Great. Thank you very much for your time and interest this morning and this concludes our call. Thank you.

Operator

Thank you for joining today’s conference call. This concludes the presentation. You may now disconnect. Good day.

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